EMPOWER LTD.

c/o MidOcean Partners

245 Park Avenue, 38th Floor

New York, NY 10167

June 22, 2021

VIA EDGAR

Jay Mumford

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Empower Ltd.
Registration Statement on Form S-4, as amended
File No. 333-255133

Dear Mr. Mumford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Empower Ltd. (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 24, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective.

Please contact Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Matthew Rubel
Name: Matthew Rubel
Title Executive Chairman and Chief Executive Officer

cc:	Evan D’Amico

Gibson, Dunn & Crutcher LLP